Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising an investor presentation that was first given on April 30, 2008, and was subsequently amended to (i) edit the graph on slide 13, (ii) replace the profile of Marcus Randolph, Chief Executive Ferrous and Coal, BHP Billiton with a profile of Don Argus, Chairman, BHP Billiton on slide 33 and (iii) add slides 35 and 36.

BHP Billiton – Strength, Stability and Growth

May 2008

Disclaimer

This document has been prepared by BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for Rio Tinto Limited and Rio Tinto plc ("Rio Tinto"). By reviewing/attending this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.

This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Information about Rio Tinto is based on public information which has not been independently verified.

This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.

Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto's filings with the SEC, including Rio Tinto's Annual Report on Form 20-F for the fiscal year-ended December 31, 2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Slide 2

bhpbilliton

Disclaimer (continued)

None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

References in this presentation to "$" are to United States dollars unless otherwise specified.

Slide 3

bhpbilliton

BHP Billiton – Strength, Stability and Growth

Today: The world’s leading diversified mining company Our past: A proven track record Our future: The outlook is exciting The offer for Rio Tinto

Slide 4

Today: The world’s leading diversified mining company

Slide 5

A diversified global portfolio

Metallurgical Coal Base Metals Manganese

#1 global supplier of seaborne #3 global producer of copper, silver and lead #1 global supplier of traded metallurgical coal seaborne manganese ore

Energy Coal Iron Ore Stainless Steel Materials

#4 global supplier of seaborne #3 global supplier #3 global nickel producer export thermal coal of seaborne iron ore

Petroleum Aluminium Diamonds & Specialty Products

A significant oil and gas exploration #4 global producer of bauxite and #4 aluminium EKATI Diamond Mine is one of the world’s and production business company based on net third party sales largest gem quality diamond producers.

Aluminium Base Metals

Diamonds & Specialty Products Energy Coal Iron Ore Manganese Metallurgical Coal Petroleum Stainless Steel Materials Offices

Note: Location of dots indicative only

Slide 6

The world’s largest diversified natural resources company

Top 10 metals and mining companies

(Market capitalisation as at 18-Apr-2008, US$bn)

Australian head office Non-Australian head office

240 180 120 60 0

BHP Billiton

Vale

Rio Tinto (a)

China Shenhua

Anglo American

Xstrata

Norilsk Nickel

Freeport McMoRan

Anglo Platinum

Barrick Gold

Sources: Bloomberg, Datastream. a) Rio Tinto undisturbed market cap as at 31-Oct-2007.

Slide 7

Led by an experienced management team

Chairman and Chief Executive Officer

Don Argus

Chairman

• Chairman of BHP Billiton Group since June 2001

• Chairman of BHP Limited since April 1999

Marius Kloppers

Chief Executive Officer

• 15 years resources experience

• 15 years at BHP Billiton

Group Management Committee

Alex Vanselow

Chief Financial Officer

• 19 years resources experience

• 19 years at BHP Billiton

Marcus Randolph

Chief Executive Ferrous and Coal

• 31 years resources experience

• 9 years at BHP Billiton

• Previously worked at Rio Tinto

Alberto Calderon

Chief Commercial Officer

• 9 years resources experience

•	2 years at BHP Billiton

Michael Yeager

Chief Executive Petroleum

• 27 years resources experience

•	2 years at BHP Billiton

Karen Wood

Chief People Officer

•	7 years resources experience
•	7 years at BHP Billiton

Andrew Mackenzie(a)

Chief Executive Non Ferrous

• 30 years resources experience

• Yet to start at BHP Billiton

• Previously worked at Rio Tinto

Notes: a) Andrew Mackenzie’s appointment to BHP Billiton was announced on 20-Nov-2007, he has not yet commenced his new role at BHP Billiton. He previously worked at Rio Tinto where he was Chief Executive, Diamonds and Industrial Minerals.

Slide 8

Maintaining our commitment to our core strategy

Large, low-cost, expandable assets

Focus on the extraction of upstream natural resources

Portfolio diversified by commodity, customer and geography reducing the volatility of cash flows

Maintenance of a deep diversified inventory of growth options

Focus on export orientated products

Overriding commitment to ethics, safety, environmental practice and community engagement

Employer of choice, and a preferred partner for countries and customers

Slide 9

A unique diversified portfolio balanced across high margin commodities

Underlying EBITDA

(CY2007, 12 months, US$bn)

24,000 18,000 12,000 6,000 0

4,677

23,623

FY2002

CY2007

Diamond & Specialty Products Energy Coal

Energy Petroleum (21%)

Aluminium

Stainless Steel Materials

Non Ferrous (56%) Base Metals

Metallurgical Coal

Carbon Manganese Steel Materials Iron Ore (22%)

Underlying EBITDA Margin(a)

(CY2007, 12 months)

Diamond &

34% Specialty Products

Energy Coal 23%

Petroleum 75%

Aluminium 43%

Stainless Steel

52% Materials

Base Metals 70% Metallurgical Coal 36% Manganese 40% Iron Ore 52%

Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007. a) EBITDA margin excludes third party sales.

Slide 10

Overriding commitment to ethics, safety, environmental practice and community engagement

Sustainable development is fundamental to our success Our licence to operate depends on responsibly operating our business:

– A track record of being valued by our communities will contribute to us being considered a ‘company of choice’ by governments, business partners and communities

– Improves the ability to attract and retain a skilled and motivated workforce

– Our reputation as an ethical, responsible business will assist in our ability to attract capital 2007 sustainability report available on our website

www.bhpbilliton.com/bb/sustainableDevelopment.jsp

We aim to be a business that creates a positive legacy

Slide 11

Our past: A proven track record

Slide 12

BHP Billiton invested in growth early to meet demand

Completed projects
(US$bn)

FY2002	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008
Antamina	Escondida Phase IV	WAIO - Area C	NWS Train 4	Escondida Norte	Spence	Genghis Khan
Typhoon	San Juan UG	Mt Arthur North	ROD	Paranam	BMA Phase 2	Atlantis South
Tintaya Oxide	Bream Gas Pipeline	Hillside 3	GOM	Worsley DCP	Blackwater Coal	Pinto Valley
	Mozal 2	Ohanet	WAIO RGP1	Escondida Sulphide		Stybarrow
	Zamzama	Cerrejon Zona Norte	Mad Dog	WAIO RGP2		Koala UG
		WAIO - Prod & Cap Exp	Minerva			WAIO RGP3
		WAIO Acc Exp	Angostura			Ravensthorpe
			Panda UG			Yabulu
			Dendrobium			
			BMA Phase 1			



22.7
16.0
14.6
13.1
3.9
2.1
1.0
7.2
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008YTD
Historical completed projects
WMC acquisition
Completed projects in financial year
Rio Tinto cumulative completed projects

Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Total represents capital expenditure on completed projects.

Slide 13

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Most developments have been executed to expectations, wherever on the globe they are located

Major minerals development projects commissioned since July 2001(a) (b)

120% 100% 80% 60% 40% 20% 0%

Budget

Time

Over Budget Behind Schedule

Under Budget Ahead of Schedule

Mozal 2 Hillside 3 Escondida Escondida Escondida Spence Mount Arthur MAC WAIO WAIO WAIO Ravensthorpe Phase IV Norte Sulphide North & PACE RGP1 RGP2 RGP3

Notes:a) Selected projects >US$100m and managed by BHP Billiton. Excludes petroleum projects. Performance relative to initial announced US$ budget. b) BHP Billiton provided the latest update for the status of the Ravensthorpe project at the announcement of its full year 2007 preliminary results on 22 August 2007. At that time the expected cost was 212% of the initial announced US$ budget and 136% of the initial target schedule.

Slide 14

Delivering superior EPS growth for shareholders…

Earnings per share

(US$ per share)

50% CAGR

US$ 0.31

US$ 0.31

US$ 0.56

US$ 1.06

US$ 1.68

US$ 2.34

FY2002

FY2003

FY2004

FY2005

FY2006

FY2007

Note:

BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30-June. EPS in FY2002 excludes the results of BHP Billiton’s Steel business which was demerged in July 2002.

Slide 15

… and dividend growth, with 12 consecutive ordinary dividend increases

Ordinary dividends per share

(US cents per share)

50 45 40 35 30 25 20 15 10 5 0

Full year dividend Interim dividend

29% CAGR

13.0

14.5

26.0

28.0

36.0

47.0

6.5

7.0

16.5

13.5

17.5

20.0

29.0

increase 45% in dividend interim

FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008

Note: Two interim dividends were paid in FY2004

Slide 16

Creating considerable wealth for shareholders

A holder of 1,000 BHP Billiton Ltd shares on 28 June 2001 would have seen the value of their total holding increase by 372%

BHP Billiton Ltd(a)

(A$)

60,000 50,000 40,000 30,000 20,000 10,000

Dividends/Distributions Reinvested(a) Value of BHP Billiton Ltd Shares

Value at

30 June 2002 A$10,561

Value at

30 June 2004 A$13,445

Value at

30 June 2006 A$32,318

Value at

18 April 2008

A$48,928

Value at

28 June 2001 A$10,372

Value at

30 June 2003 A$9,098

Value at

30 June 2005 A$19,848

Value at

30 June 2007 A$39,727

Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07

Source: Bloomberg, Iress. a) Dividends/distributions assumes that the dividends are reinvested in BHP Billiton Ltd. Includes the value of shares distributed in Bluescope Steel to BHP Billiton Ltd shareholders.

Slide 17

Our future: The outlook is exciting

Slide 18

Chinese growth is driving global materials demand

Change in global consumption

(%, 1997-2007(a))

64%

50%

88%

16%

96%

7%

36%

57%

7%

(14)% Copper

(4)%

Nickel

(2)%

Seaborne Iron Ore

Energy

China USA Other

Notes: Seaborne iron ore demand based on import statistics—CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available. Source: CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI. a) Consumption growth calculated based on the change in annual consumption between years ended 1997 and 2007, expect for Energy consumption which is based on the period between 1995 and 2006.

Slide 19

.and industrialisation and urbanisation in China appears to have a long way to go

Finished steel consumption

(kg/capita)

China Germany India Japan Korea, Rep. United States Taiwan

1,200 1,000 800 600 400 200 0

0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000

GDP/Capita (Jan 2008 Constant US Dollars)

Source: World Bank; Government Statistics for Taiwan; IISI

Slide 20

Sales to China currently represent 20% of BHP Billiton’s revenue

BHP Billiton revenue from China

(US$m)

5,500 5,000 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0

FY02 H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08

Base Metals Iron Ore SSM Other

371

431

785

1,075

1,357

1,588

2,407

2,946

3,611

3,999

5,293

5,013

BHP Billiton sales revenue geographical split (H1 08, US$bn)

ROW

Australia

China

Nth America

Other Asia

Japan

Europe

Slide 21

India – the journey has begun

GDP

(US$ billion)

BHP Billiton copper equivalent sales volume units(a)

(100=FY2002 sales to China)

[Graphic Appears Here]

China India 1996 2006

500 450 400 350 300 250 200 150 100 50 0

FY China 2002 FY India 2007

Traded 100% Basis

Equity Basis

Source: World Bank, Focus Economics, BHP Billiton. a) Note: Converted to copper equivalent units using BHP Billiton FY2007 average realised prices and BHP Billiton estimates.

Slide 22

Our deep diversified inventory of growth options, many of which are brown field expansions


WA Iron Ore Quantum 1
DRC Smelter
CMSA Heap Leach 2
Olympic Dam Expansion 1
Angola & DRC
Macedon
CMSA Heap Leach 1
NWS WFG
Thebe
Cannington Life Ext
Canadian Potash
NWS CP
Caroona
Daunia
Knotty Head
Shenzi Nth
Ekati
Boffa/Santou Refinery
Peak Downs Exp
GEMCO Exp
Cerrejon Opt Exp
Neptune Nth
Nimba
MKO Talc
Kennedy
KNS Exp
Samarco 4
CMSA Pyro Expansion
Olympic Dam Expansion 2
SA Mn Ore Exp
Browse LNG
WA Iron Ore Quantum 2
Gabon
Angostura Gas
Mad Dog SWR
WA Iron Ore RGP 5
Wards Well
Scarborough
Kipper Ph 2
Eastern Indonesian Facility
Corridor Sands I
Blackwater UG
Goonyella Expansions
Puma
CW Africa Exploration
Olympic Dam Expansion 3
Resolution
Red Hill UG
Hallmark
RBM
Maya Nickel
Corridor Sands II
Saraji
Turrum
Escondida 3rd Conc
Worsley E&G
Perseverance Deeps
Maruwai Stage 2
Navajo Sth
Bakhuis
Maruwai Stage 1
Guinea Alumina
Mt Arthur Coal UG
NWS Nth Rankin B
WA Iron Ore RGP 4
Kipper
NWS Angel
Yabulu
NWS T5
Klipspruit
Shenzi
Neptune
Samarco
GEMCO
Newcastle Third Port
Zamzama Phase 2
Atlantis North
Alumar
Cliffs
Douglas-Middelburg
Pyrenees
2013
2010
2008
Future Options
Feasibility
Execution
As at 29 February 2008
Proposed capital expenditure
<$500m
$501m-$2bn
$2bn+
CSG
Aluminium
Base Metals
D&SP
Energy Coal
Iron Ore
Manganese
Met Coal
Petroleum
SSM

Slide 23

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Example: Exposure to steel demand growth

• BHP Billiton has leading global positions in the three core raw materials for steel production

– #1 global supplier of seaborne traded metallurgical coal

– #3 global supplier of seaborne iron ore

– #1 global supplier of seaborne manganese ore

• With significant future production growth expected

Indexed historical commodity price movement

(100 = JFY2003)

700 600 500 400 300 200 100 0

JFY2003 JFY2004 JFY2005 JFY2006 JFY2007 JFY2008

Metallurgical Coal(a) JFY2008: +206-240% Manganese(b) JFY2008: +408%

Iron Ore(c) JFY2008: +65-71%

Note: Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year. Lines shown in graph represent the low of the percentage increase over JFY2007 prices. a) Metallurgical coal based on Peak Downs Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008. b) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008. c) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.

Slide 24

The offer for Rio Tinto

Slide 25

Overlapping mineral basin positions. US$3.7bn of synergies

Ekati and Diavik

Resolution, Pinto Valley and Kennecott

Mineral Sands

WA Iron Ore

Hunter Valley Coal

Queensland Coal

BHP Billiton

Rio Tinto

Joint

Selected existing BHP Billiton and Rio Tinto assets, projects and concessions.

Slide 26

Summary of the offer for Rio Tinto

BHP Billiton has made a pre-conditional offer for Rio Tinto, it will be capable of acceptance by shareholders following regulatory approvals

The offer is being made direct to the shareholders of Rio Tinto

Rio Tinto shareholders are being offered 3.4 BHP Billiton shares for every Rio Tinto share held

The 3.4:1 offer represents a material 45%(a) premium

The offer is conditional on more than 50% acceptances of the publicly held shares in Rio Tinto plc and Rio Tinto Ltd BHP Billiton has conducted global roadshows speaking to the major shareholders of BHP Billiton and Rio Tinto which has confirmed that shareholders have a clear understanding of the compelling industrial logic of the deal

BHP Billiton believes this offer is compelling for Rio Tinto shareholders, and value enhancing for BHP Billiton shareholders – and it makes even more sense if you own both

Notes: a) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

Slide 27

BHP Billiton and Rio Tinto’s share prices have been strongly correlated, with BHP Billiton outperforming

BHP Billiton Ltd and Rio Tinto Ltd TSR(a)

(Index: Jun-2001 = 100)

600 500 400 300 200 100 0

Jun-01 May-02 Apr-03 Mar-04 Jan-05 Dec-05 Nov-06 Oct-07

BHP Billiton CAGR 30%

Rio Tinto CAGR 24%

BHP Billiton Ltd vs Rio Tinto Ltd relative performance(b)

(Price performance relative to Jun-2001 = 100)

500 400 300 200 100 0

BHP Billiton Indexed Share Price Performance

0 100 200 300 400 500

Rio Tinto Indexed Share Price Performance

Source: IRESS. a) For the period 29-Jun-2001 to 31-Oct-2007. Total Shareholder Return (“TSR”) calculated as the increase in share value including dividends reinvested at the date of receipt. Assumes Bluescope Steel shares received by BHP Billiton Ltd shareholders in July 2002 were immediately sold with proceeds reinvested in BHP Billiton Ltd. b) For the period 29-Jun-2001 to 31-Oct-2007.

Slide 28

3.4:1 represents a 45% premium

Rio Tinto vs BHP Billiton historical share exchange ratio(a)

06-Feb-2008

BHP Billiton’s offer for Rio Tinto

12-Nov-2007

BHP Billiton’s proposal

45% premium (c)

Pre approach fair value exchange ratio(b)

3.6 : 1 3.4 : 1 3.2 : 1 3.0 : 1 2.8 : 1 2.6 : 1 2.4 : 1 2.2 : 1

Jul-2007 Aug-2007 Sep-2007 Oct-2007 Nov-2007 Dec-2007 Jan-2008 Feb-2008 Mar-2008 Apr-2008

Source: Datastream (as of 18-Apr-08). a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. b) Pre-approach share exchange ratio represents the period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton’s approach to the Rio Tinto Board (01-Nov-2007). Shares outstanding as of 31-Oct-2007. c) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

Slide 29

Conclusion – Strength, stability and growth

• The core strategy remains unchanged

• Focused on producing volumes from low cost assets

• BHP Billiton on a standalone basis has a bright future

• A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – we are a natural fit

• In addition to the synergies, combining the two would create a company that is:

? Unique in character;

? Capable of delivering superior returns for its shareholders; and

? An Australian champion on the global stage

• BHP Billiton believes the terms of the Rio Tinto offer reflect a good deal for both companies’ shareholders

• The process has a long time to run – an offer document is not expected to be posted to shareholders until late 2008

• The support of retail shareholders will be critical for the offer to succeed

Slide 30

Questions and Answers

Slide 31

Senior Executive Profiles

Slide 32

Appendix: Don Argus Profile

Don Argus – Chairman

Term of office: • Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001

• Chairman of BHP Limited since April 1999

• Director of BHP Limited since November 1996

Other directorships and offices • Director of Australian Foundation Investment Company Ltd

(current and recent): • Board Member International Monetary Conference

• Member of Advisory Committee to Australian Securities Commission

• Member of Financial Sector Advisory Council

• Member of the International Advisory Board of Allianz AG

• Member of International Advisory Committee to the New York Stock Exchange Board of

Directors

• Former Chairman of Brambles Ltd (1999—2008) and Former Director (1999—2008)

• Former Director of Southcorp Limited (1999—2003)

• Former Director Melbourne 2006 Commonwealth Games Pty Ltd (2000—2001)

• Former Managing Director and CEO of the National Australia Bank Group (1991—1999)

• Former Chairman Australian Bankers Association and Australian Institute of Bankers

Distinctions and Awards • Officer of the Order of Australia (1998) in recognition of his services to banking and finance, and his contributions to community and sporting organisations

• Awarded the Centenary Medal (2003) for service to Australian society through business

• Honorary Degrees:—Monash University (Doctor of Laws)

—Griffiths University (Doctor of the University)

• Harvard University Advanced Management Program Alumni

Other: • Senior Fellow of the Financial Services Institute of Australasia

• Fellow of Certified Practising Accountants

• Co-Patron of Vision Australia

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Appendix: Marius Kloppers Profile

Marius Kloppers – Chief Executive Officer

Age: 46

Professional qualifications: • BE (Chem), MBA, PhD (Materials Science)

• Bachelor of Chemical Engineering (University of Pretoria (South Africa))

• PhD from Massachusetts Institute of Technology (MIT) (USA)

• MBA from Insead (France)

Previous BHP Billiton positions: • Group President, Non-Ferrous Materials

• Chief Commercial Officer

• Chief Marketing Officer

• Prior to the formation of BHP Billiton, other positions held included:

– Group Executive of Billiton Plc (coal and manganese)

– Chief Executive Samancor Manganese

– Chief Operating Officer, Aluminium

– General Manager, Hillside Aluminium

– Variety of operating and functional roles in the Aluminium business Other BHP Billiton roles: • Played a central role in the merger of BHP and Billiton

• Led the team working on BHP Billiton’s acquisition of WMC

Other work experience: • McKinsey & Co – management consultant (The Netherlands)

• Sasol – petrochemicals (South Africa)

• Mintek – materials research (South Africa) Residence: • Melbourne, Australia

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The 3.4:1 offer represents a 45% premium

Rio Tinto Limited share price vs offer price (A$)

Rio Tinto vs BHP Billiton historical share exchange ratio(a)

06-Feb-2008

BHP Billiton’s offer for Rio Tinto

3.6 : 1 3.4 : 1 3.2 : 1 3.0 : 1 2.8 : 1 2.6 : 1 2.4 : 1 2.2 : 1

Jul-2007 Aug-2007 Sep-2007 Oct-2007 Nov-2007 Dec-2007 Jan-2008 Feb-2008 Mar-2008 Apr-2008

12-Nov-2007

BHP Billiton’s proposal

45% premium (c)

Pre approach fair value exchange ratio(b)

Rio Tinto Limited discount to offer price: 6.3%

155 150 145 140 135 130 125 120 115 110

Feb-2008 Mar-2008 Apr-2008 May-2008

$147.63

$138.2

Rio Tinto Limited share price Offer price

Source: Datastream (as of 18-Apr-08), IRESS (as of 2-May-08). a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Limited share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares. b) Pre-approach share exchange ratio represents the period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton’s approach to the Rio Tinto Board (01-Nov-2007). Shares outstanding as of 31-Oct-2007. c) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

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